Exhibit 1.01

Conflict Minerals Report For Calendar Year 2023

This is The Walt Disney Company’s 2023 (January 1 to December 31, 2023) Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”).
Background
The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in three segments: Entertainment, Sports and Experiences. For convenience, the terms “Company,” “Disney,” “we” and “our” are used in this CMR to refer collectively to the parent company, The Walt Disney Company, and its consolidated subsidiaries through which its various businesses were actually conducted during calendar 2023.
The products we sell that may include columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, tantalum, tin and tungsten (collectively, the “Subject Minerals” or “3TG”), as necessary to the products’ functionality or production (“necessary Subject Minerals”), are items such as clothing, accessories, electronic toys, jewelry, and other consumer goods. We classify these items together as retail merchandise, and that is the product category covered by this CMR. We sell many of these items at our entertainment venues, including our parks and resorts, and directly through Disney Stores, including our online stores. We also sell retail merchandise wholesale to other retailers.
The sale of retail merchandise in calendar 2023 was nominal. Due to the dynamic nature of our business, the items we sell change rapidly, regularly replaced by other items sourced from other suppliers.
The Company does not manufacture any of the retail merchandise it sells, sourcing the specific merchandise items that may contain Subject Minerals from suppliers. Many of our suppliers themselves source components of these items from numerous other suppliers, and our direct suppliers are often many steps removed from the source of the raw materials contained in the items. In addition, in many cases the items we acquire from a supplier represent a small portion of the supplier’s total production.
The number, diversity, and frequent turnover of the retail merchandise we sell, the number and turnover of suppliers, and our remote position in the supply chain make it difficult for us to determine and track the source of individual items, the nature of the raw materials included in the items, and the source of those raw materials.

Our Conflict Minerals Compliance Program (the “Program”) is designed to gain relevant information about the sources of raw materials in our products that is as complete as reasonably possible given the large number and diversity of products we sell and in light of our position in the supply chain.
Our Program is focused on identifying suppliers of retail merchandise that may contain necessary Subject Minerals and gathering information about the supply chain practices of those suppliers. The Program conforms in all material respects to the elements of the guidance set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (the “OECD Guidance”). Consistent with the OECD Guidance, our Program includes:
•strong company management systems (including a Conflict Minerals Policy and an established internal management structure);
•identification and assessment of risk in the supply chain through a Reasonable Country of Origin Inquiry (“RCOI”);
•a strategy to respond to identified risks through due diligence procedures that include follow-up with suppliers who either provide insufficient information to identify sources of necessary Subject Minerals or who provide information indicating that they may source necessary Subject Minerals that may have originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”);
•a process to support and leverage organizations like Responsible Minerals Initiative’s (“RMI”) independent third-party audits of smelter and refiner due diligence practices1; and
•reporting on results of the Program.
Company Management Systems
The Company has developed strong management systems that include the following components:
1.Conflict Minerals Policy. A Conflict Minerals Policy that sets forth the steps we are taking to comply with the Conflict Minerals Rule. These steps include: the establishment of the internal management structure described below; engagement with suppliers as described in this report; reporting required by the Conflict Minerals Rule; and monitoring developments relating to conflict minerals with an eye to enhancing the Program. Our policy was distributed to suppliers who may supply us with products covered by the Conflict Minerals Rule and is posted on our website at https://impact.disney.com/resources/conflict-minerals-policy/. The policy includes a mechanism for reporting concerns or asking questions regarding the policy.

[1] The Company does not purchase raw materials or ores, does not directly purchase 3TG, and is many steps removed from the smelters and refiners that provide minerals and ores to our suppliers. Because of this, we do not audit or direct audits of smelters and refiners in the supply chain. Instead, we leverage organizations like RMI’s independent third-party audits of smelter and refiner due diligence practices.

2.Internal Management Structure. A management oversight structure that includes input from executive-level representatives of Global Product & Labor Standards, Global Public Policy, Legal, Controllership, Investor Relations, and Corporate Communications. These executives are responsible for providing governance and oversight over the execution of the Program and for monitoring the Program’s compliance with regulatory requirements and satisfaction of enterprise goals. The day-to-day implementation of the Program is conducted by a Conflict Minerals Compliance Program Team within our Global Product & Labor Standards organization, which is included within our Chief Financial Officer’s purview.
3.Chain of Custody and Traceability. Support for and engagement with the RMI. The data on which we relied for certain statements in this report was obtained through our membership in RMI using their RCOI report.
Identification and Assessment of Risk Through Reasonable Country of Origin Inquiry
Our RCOI for calendar 2023 included conducting surveys of 60 suppliers that manufactured retail merchandise that may include Subject Minerals to understand their supply chain relating to Subject Minerals.
The calendar 2023 survey responses used RMI’s Conflict Minerals Reporting Template (CMRT), revision 6.31. We received CMRT responses from 60 suppliers, or 100% of the survey group. We supplemented the CMRT with additional questions available in multiple languages designed to provide visibility into these suppliers’ sourcing activities, including the basis for their responses regarding the source of Subject Minerals in the retail merchandise they supplied to us. We also provided these suppliers with access to a live technical support specialist via chat during the survey phase and provided training documents in multiple languages that highlight Frequently Asked Questions on Conflict Minerals and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as instructions on how to complete the CMRT.
Our communications included our expectations for response and noted that the Conflict Minerals Rule was not intended to stop companies and their suppliers from sourcing from the Covered Countries and that such an embargo would be contrary to the intent of the Conflict Minerals Rule.
Based on CMRT survey responses, interviews, and further review of the retail merchandise supplied, we identified 23 suppliers who manufactured retail merchandise for us that most likely contained necessary Subject Minerals. Of these suppliers:
•14 responded that the smelters or refiners in their supply chain did not source the necessary Subject Minerals from Covered Countries for the products they supplied to us, and they provided sufficient information regarding their supply chain program for us to determine that this response was reliable; and
•9 responded that at least one smelter or refiner in their supply chain may source Subject Minerals from Covered Countries or unknown countries of origin for the products they supplied to us, and not solely from recycled or scrap sources.

Due Diligence Measures Performed
Based on our assessment of survey responses for calendar 2023, we implemented due diligence measures with respect to the suppliers identified in the process above. These measures included:
•Performance of targeted follow-up with suppliers who did not initially respond to the survey.
•Verification of information regarding smelters and refiners provided by our suppliers with the RMI’s list of conformant smelters and refiners and other lists provided by accredited organizations such as London Bullion Market Association (LBMA) or Responsible Jewelry Council (RJC). Through this effort, we validated the responses of suppliers who indicated that the Subject Minerals in all the products supplied to us did not originate in the Covered Countries.
•Encouraging suppliers who may have sourced Subject Minerals (or product components from sub-suppliers who may have sourced Subject Minerals) from non-conformant smelters or refiners to source from smelters and refiners who are conformant with the relevant RMAP assessment protocols of the RMI, or from another accredited organization.

Smelters, Refiners, and Countries of Origin Information
The 23 surveyed suppliers identified 46 smelters or refiners that supplied them with Subject Minerals.
The following chart shows conformance status by mineral.

With respect to calendar 2023, we identified through the relevant RMAP assessment protocols of the RMI or other accredited organizations that all smelters or refiners were conformant to a responsible mineral assurance program (such as RMI).
Our surveyed suppliers could not confirm whether each smelter or refiner they used supplied Subject Minerals in retail merchandise manufactured for the Company. Therefore, we are unable to determine with certainty either the facilities used to process or the source (country, mine or other location) of the actual necessary Subject Minerals for all the retail merchandise we sell.
Listed in Attachment A are the identified smelters and refiners based on the information provided by our surveyed suppliers and listed in Attachment B are the countries of origin of the Subject Minerals.

Attachment A
Smelters and Refiners Identified by Suppliers

The following table identifies each of the smelters and refiners identified by our surveyed suppliers as sources of Subject Minerals in retail merchandise manufactured by the supplier. The table includes the name of the smelter or refiner, the Subject Minerals supplied by the smelter or refiner, the location of the smelter or refiner, and the certification obtained by the smelter or refiner, if any. All of the smelters and refiners identified below are conformant with RMAP assessment protocols of the RMI or other accredited organizations. Disney has encouraged its suppliers to work with the non-conformant smelters to gain certification from RMI or other accredited organizations, or to source from certified smelters or refiners.

Mineral	Smelter or Refiner Name	ISO Country Code[2]	Certification	Certified
Gold	Agosi AG	DE	*‡†	Yes
Gold	Aida Chemical Industries Co., Ltd.	JP	†	Yes
Gold	Asahi Pretec Corp.	JP	*†	Yes
Gold	Asaka Riken Co., Ltd.	JP	†	Yes
Gold	Chimet S.p.A.	IT	*†	Yes
Gold	Dowa	JP	†	Yes
Gold	Heraeus Metals Hong Kong Ltd.	CN	*‡†	Yes
Gold	Ishifuku Metal Industry Co., Ltd.	JP	*†	Yes
Gold	Italpreziosi	IT	‡†	Yes
Gold	Jinagxi Copper Co., Ltd.	CN	*†	Yes
Gold	Kojima Chemicals Co., Ltd.	JP	†	Yes
Gold	LS-NIKKO Copper Inc.	KR	*†	Yes
Gold	Matsuda Sangyo Co., Ltd.	JP	*†	Yes
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SG	*‡†	Yes
Gold	Metalor Technologies (Suzhou) Ltd.	CN	‡†	Yes
Gold	Metalor USA Refining Corporation	US	*‡†	Yes
Gold	Mitsubishi Materials Corporation	JP	*†	Yes
Gold	MKS PAMP SA	CH	*†	Yes
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CN	*†	Yes
Gold	Sumitomo Metal Mining Co., Ltd.	JP	*†	Yes
Gold	Tanaka Kikinzoku Kogyo K.K.	JP	*†	Yes
Gold	Tokuriki Honten Co., Ltd.	JP	*†	Yes
Gold	Umicore Precious Metals Thailand	TH	‡	Yes
Gold	United Precious Metal Refining, Inc.	US	†	Yes
Gold	Yokohama Metal Co., Ltd.	JP	†	Yes
Tin	Alpha	US	†	Yes
Tin	Aurubis Beerse	BE	†	Yes
Tin	Aurubis Berango	ES	†	Yes
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CN	†	Yes
Tin	China Tin Group Co., Ltd.	CN	†	Yes
Tin	EM Vinto	BO	†	Yes
Tin	Fenix Metals	PL	†	Yes

[2]	International Standards Organization
*	LBMA
‡	RJC
†	RMAP
**	RMAP - Active
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Tin	Jiangxi New Nanshan Technology Ltd.	CN	†	Yes
Tin	Malaysia Smelting Corporation (MSC)	MY	†	Yes
Tin	Minsur	PE	†	Yes
Tin	Operaciones Metalurgicas S.A.	BO	†	Yes
Tin	PT Menara Cipta Mulia	ID	†	Yes
Tin	PT Mitra Stania Prima	ID	†	Yes
Tin	PT Refined Bangka Tin	ID	†	Yes
Tin	PT Stanindo Inti Perkasa	ID	†	Yes
Tin	PT Timah Tbk Kundur	ID	†	Yes
Tin	PT Timah Tbk Mentok	ID	†	Yes
Tin	Thaisarco	TH	†	Yes
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CN	†	Yes
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CN	†	Yes
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CN	†	Yes

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Attachment B
Countries of Origin

The following table identifies the countries of origin of the Subject Minerals as reported by our suppliers.

Angola	Hong Kong	Papua New Guinea
Argentina	Hungary	Peru
Armenia	India	Philippines
Australia	Indonesia	Poland
Austria	Ireland	Portugal
Belgium	Israel	Russian Federation
Bolivia	Italy	Rwanda
Brazil	Ivory Coast	Sierra Leone
Burundi	Japan	Singapore
Cambodia	Jersey	Slovakia
Canada	Kazakhstan	South Africa
Central African Republic	Kenya	South Sudan
Chile	Korea, Republic of	Spain
China	Kyrgyzstan	Suriname
Colombia	Laos	Sweden
Congo (Brazzaville)	Luxembourg	Switzerland
Czech Republic	Madagascar	Taiwan
Djibouti	Malaysia	Tanzania
Democratic Republic of the Congo (Kinshasa)	Mexico	Thailand
Ecuador	Mongolia	Turkey
Egypt	Morocco	Uganda
Estonia	Mozambique	United Kingdom
Ethiopia	Myanmar	United States
France	Namibia	Uzbekistan
Germany	Netherlands	Viet Nam
Guinea	Niger	Zambia
Guyana	Nigeria	Zimbabwe

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